November 9, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          Double Crown Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Amendment No. 1 to Form 10-K for Fiscal year Ended December 31, 2011
Filed May 18, 2012
File No. 000-53389

To Whom It May Concern:

On behalf of Double Crown Resources, Inc,., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated October 18, 2012 (the “SEC Letter”) regarding the Annual Report on Form 10-K for fiscal year ended December 31, 2011 (the “Annual Report”).

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Available Information, page 2

1.           In accordance with the staff's comment, please be advised that the address for theSecurities and Exchange Commission public reference room has been changed.

Location and Tenure

2.           In accordance with the staff's comments, please be advised that the Annual Report has been revised to remove disclosure about any mines, prospects, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies operating in or near the Company's properties.

Securities and Exchange Commission
Page Two
November 9, 2012

Financial Statements

Presentation

3.           Please be advised that based upon discussions with our prior auditors, management is of the position that the revised financial statements were merely reclassifications and should not be treated as restatements.

Note 4 - Correction and Reclasses, page F-9

4.           Please be advised that based upon discussions with our prior auditors, management is of the position that this comment is now inapplicable based upon our response above in paragraph 3.

5.           Please be advised that the total assets, the total liabilities, the total stockholders' deficit and the net loss did not change based on the revisions and amendment to the financial statements.  Therefore, based upon discussions with the Company's prior auditors, management is of the position that such reclassifications were not material enough to require filing a current report on Form 8-K under Item 4.02.

Note 9 - Disputed Liabilities, page F-15

6.           In response to the staff's comments, please be advised that during October 2010, Falco Investments Inc. ("Falco") signed agreements with the Company whereby all of the debt due and owing to Falco would be converted into convertible debt. Subsequently, the Company realized that there was insufficient authorized capital in the event Falco chose to convert all of its debt into shares of common stock (which involved complicated accounting for which the Company did not have sufficient funds to pay). Therefore, management rescinded these agreements with Falco in March 2011 (retroactively through the date of signing the convertible notes) with the exception of two promissory notes for $64,607.37 and $67,774.83. The rescinding agreement stated that upon such time as the Company amended its articles of incorporation to increase its authorized capital to a point where there would be sufficient authorized shares for the conversion, the Company would agree to sign new convertible promissory notes with Falco. However, when new management took over the Company, the dispute with Falco commenced and no such agreements were ever signed (even though the articles of incorporation had been amended and there was sufficient authorized capital). Therefore, the remaining liability due and owing to Falco is classified as a "disputed liability" instead of "convertible".

Lastly, please be advised that current management disputes the validity of these "new" convertible promissory notes and strongly asserts that the claims made in the litigation are frivolous and highly unlike that the Company would pay these liabilities. However, the Company's legal counsel representing the Company in the lawsuit has refused to give the opinion that it is not probable the Company will have to pay these liabilities.

Securities and Exchange Commission
Page Three
November 9, 2012

On behalf of the Company, we submit the following acknowledgements:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Double Crown Resources, Inc.

By:	/s/ Jerry Drew
Jerry Drew,
President/CEO

DOUBLE CROWN RESOURCES, INC. (OTCBB: DDCC)
2312 N. Green Valley Parkway, Suite 1026 Henderson, Nevada 89014 Email: Info@doublecrownresources.com	Telephone: (707) 961-6016 Facsimile Transmission: (707) 961-2066 Website: www.doublecrownresources.com